Exhibit 99.2

Financial Information for the Years Ended December 31, 2024 and 2023 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position as of December 31, 2024 and 2023

	December 31,	December 31,
	2024	2023
	$ millions
Current assets
Cash and cash equivalents	1,016	697
Short-term deposits and restricted cash	-	1
Trade receivables	80	68
Short-term derivative instruments	-	3
Other investments	143	216
Other current assets	24	111
Total current assets	1,263	1,096
Non-current assets
Investment in ZIM (associated company)	-	-
Investment in OPC’s associated companies	1,459	703
Long-term restricted cash	16	16
Long-term derivative instruments	28	14
Deferred taxes, net	3	16
Property, plant and equipment, net	1,156	1,715
Intangible assets, net	72	321
Long-term prepaid expenses and other non-current assets	41	52
Right-of-use assets, net	175	175
Total non-current assets	2,950	3,012
Total assets	4,213	4,108
Current liabilities
Current maturities of loans from banks and others	85	170
Trade and other payables	94	182
Short-term derivative instruments	-	2
Current maturities of lease liabilities	4	5
Total current liabilities	183	359
Non-current liabilities
Long-term loans from banks and others	727	906
Debentures	456	454
Deferred taxes, net	148	137
Other non-current liabilities	31	110
Long-term derivative instruments	-	16
Long-term lease liabilities	9	56
Total non-current liabilities	1,371	1,679
Total liabilities	1,554	2,038
Equity
Share capital	50	50
Translation reserve	3	(4)
Capital reserve	64	70
Accumulated profit	1,491	1,087
Equity attributable to owners of the Company	1,608	1,203
Non-controlling interests	1,051	867
Total equity	2,659	2,070
Total liabilities and equity	4,213	4,108

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss for the Years Ended December 31, 2024 and 2023

	For the year ended December 31,
	2024	2023
	$ millions
Revenue	751	692
Cost of sales and services (excluding depreciation and amortization)	(522)	(494)
Depreciation and amortization	(85)	(78)
Gross profit	144	120
Selling, general and administrative expenses	(96)	(86)
Other income,net	-	8
Operating profit	48	42
Financing expenses	(115)	(66)
Financing income	47	39
Financing expenses, net	(68)	(27)
Gain on loss of control in the CPV Renewable	69	-
Share in profit of OPC’s associated companies, net	45	66
Profit before income taxes	94	81
Income tax expense	(41)	(25)
Profit for the year from continuing operations	53	56
Profit/(loss) for the year from divestment of ZIM	581	(267)
Profit/(loss) for the year	634	(211)
Attributable to:
Kenon’s shareholders	598	(236)
Non-controlling interests	36	25
Profit/(loss) for the period	634	(211)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	11.34	(4.42)
Basic/diluted profit per share from continuing operations	0.31	0.58
Basic/diluted profit/(loss) per share from divestment of ZIM	11.03	(5.00)

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023

	For the year ended December 31,
	2024	2023
	$ millions
Cash flows from operating activities
Profit/(loss) for the period	634	(211)
Adjustments:
Depreciation and amortization	93	91
Financing expenses, net	68	27
Share in profit of OPC’s associated companies, net	(45)	(66)
Gain on loss of control in the CPV Renewable	(69)	-
(Gain)/losses related to ZIM	(581)	267
Share-based payments	10	(2)
Other expenses, net	15	5
Income tax expense	41	25
	166	136
Change in trade and other receivables	(17)	(3)
Change in trade and other payables	4	(9)
Cash generated from operating activities	153	124
Income taxes paid, net	(18)	(2)
Net dividends received from
- ZIM	66	151
- OPC’s associated company	64	4
Net cash provided by operating activities	265	277

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023

	For the year ended December 31,
	2024	2023
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(2)	50
Short-term collaterals deposits, net	3	30
Investment in associated companies, less cash acquired	(201)	(8)
Acquisition of subsidiary, less cash acquired	-	(327)
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses	(341)	(332)
Proceeds from sale of interest in ZIM	501	-
Proceeds from gain on loss of control in the CPV Renewable	36
Proceeds from distribution from associated company	26	3
Proceeds from sale of subsidiary, net of cash disposed off	3	2
Proceeds from sale of other investments	82	194
Purchase of other investments	-	(50)
Long-term loans to an associate	-	(24)
Interest received	28	28
Proceeds from transactions in derivatives, net	1	2
Net cash provided by/(used in) investing activities	136	(432)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(531)	(168)
(Repayment)/proceed from short-term loans from banking corporations	(55)	62
Proceed from Veridis transaction	-	129
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	99	-
Investments from holders of non-controlling interests in the capital of a subsidiary	49	64
Tax equity investment	41	82
Receipt from long-term loans	532	372
Proceeds from/(payment) in respect of derivative financial instruments, net	2	2
Repurchase of shares	(11)	(28)
Cash distribution and dividends paid	(201)	(150)
Proceeds from issuance of debentures, less issuance expenses	52	-
Interest paid	(61)	(41)
Net cash (used in)/provided by financing activities	(84)	324

Increase in cash and cash equivalents	317	169
Cash and cash equivalents at beginning of the year	697	535
Effect of exchange rate fluctuations on balances of cash and cash equivalents	2	(7)
Cash and cash equivalents at end of the period	1,016	697

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the year ended December 31, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	625	126	-	-	751
Cost of sales (excluding depreciation and amortization)	446	76	-	-	522
Depreciation and amortization	(70)	(23)	-	-	(93)
Financing income	17	6	-	24	47
Financing expenses	(76)	(29)	-	(10)	(115)
Share in profit of OPC’s associated companies	-	45	-	-	45
Gain in loss of control in CPV Renewable	-	69	-	-	69
(Loss)/profit before taxes	(14)	104	-	4	94
Income tax expense	(15)	(22)	-	(4)	(41)
(Loss)/profit for the year from continuing operations	(29)	82	-	-	53
Profit for the year from divestment of ZIM	-	-	581	-	581
(Loss)/profit for the year	(29)	82	581	-	634

	For the year ended December 31, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	619	73	-	-	692
Cost of sales (excluding depreciation and amortization)	453	41	-	-	494
Depreciation and amortization	(66)	(25)	-	-	(91)
Financing income	6	6	-	27	39
Financing expenses	(48)	(17)	-	(1)	(66)
Share in profit of OPC’s associated companies	-	66	-	-	66
Profit/(loss) before taxes	49	17	-	15	81
Income tax expense	(14)	(5)	-	(6)	(25)
Profit for the year from continuing operations	35	12		9	56
Loss for the year from divestment of ZIM	-	-	(267)		(267)
Profit/(loss)/profit for the year	35	12	(267)	9	(211)

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2024	2023
	$ millions
Revenue	751	692
Cost of sales (excluding depreciation and amortization)	(522)	(494)
Depreciation and amortization	(85)	(78)
Gross profit	144	120
Selling, general and administrative expenses	(83)	(73)
Other (expenses)/income, net	(3)	6
Operating profit	58	53
Financing expenses	(105)	(65)
Financing income	23	12
Financing expenses, net	82	53
Gain on loss of control in the CPV Renewable	69	-
Share in profit of associated companies, net	45	66
Profit before income taxes	90	66
Income tax expense	(37)	(19)
Profit for the period	53	47

Attributable to:
Equity holders of the company	30	40
Non-controlling interest	23	7
Profit for the period	53	47

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2024	2023
	$ millions
Cash flows provided by operating activities	207	135
Cash flows used in investing activities	(466)	(594)
Cash flows provided by financing activities	243	503
(Decrease)/increase in cash and cash equivalents	(16)	44
Cash and cash equivalents at end of the period	264	278

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2024	December 31, 2023
	$ millions
Total financial liabilities[1]	1,267	1,530
Total monetary assets[2]	280	278
Investment in associated companies	1,459	703
Total equity attributable to the owners	1,303	1,061
Total assets	3,309	3,479

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net and income tax expense. OPC’s Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net, income tax expense, changes in net expenses, not in the ordinary course of business, other income/(expenses) and share of changes in fair value of derivative financial instruments. EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the year ended December 31,
	2024	2023
	$ millions
Profit for the period	53	47
Depreciation and amortization	93	91
Financing expenses, net	82	53
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	121	91
Income tax expense	37	19
EBITDA, including proportionate share of adjusted EBITDA of associated companies	386	301
Changes in net expenses, not in the ordinary course of business	(54)	5
Share of changes in fair value of derivative financial instruments	-	(2)
Adjusted EBITDA including proportionate share of adjusted EBITDA of associated companies	332	304

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of December 31, 2024 and December 31, 2023 (in $ millions):

As of December 31, 2024	OPC Energy	OPC- Hadera	Others	Total

Debt (including accrued interest)	452	160	-	612
Cash and cash equivalents (including restricted cash used for debt service)	4	20	73	97
Derivative financial instruments for hedging principal and/or interest	-	12	-	12
Net debt*	448	128	(73)	503

As of December 31, 2023	OPC Energy	OPC- Rotem	OPC- Hadera	OPC- Tzomet	OPC- Gat	Others	Total

Debt (including accrued interest)	56	-	177	306	120	240	899
Cash and cash equivalents (including restricted cash used for debt service)	44	2	27	26	3	93	195
Derivative financial instruments for hedging principal and/or interest	-	-	10	-	-	4	14
Net debt*	12	(2)	140	280	116	142	688

* Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.